**SUPPLEMENT Dated April 26, 2011**
**To The Current Prospectus**

**ING GoldenSelect Granite PrimElite**

**Issued By ING USA Annuity and Life Insurance Company**
**Through Its Separate Account B**

**And**

**ING PrimElite**

**Issued By ING USA Annuity and Life Insurance Company**
**Through Its Separate Account EQ**

**And**

**ING GoldenSelect Empire PrimElite**

**Issued By ReliaStar Life Insurance Company of New York**
**Through Its Separate Account NY-B**

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*This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

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**Effective April 29, 2011** the following fund name changes apply to the investment portfolios listed below. These investment portfolios are currently open to new investments.

| List of Fund Name Changes | |
| --- | --- |
| *Former Fund Name* | *Current Fund Name* |
| ING Van Kampen Comstock Portfolio | ING Invesco Van Kampen Comstock Portfolio (Class S) |
| ING Van Kampen Equity and Income Portfolio | ING Invesco Van Kampen Equity and Income Portfolio (Class S) |
| ING Van Kampen Growth and Income Portfolio | ING Invesco Van Kampen Growth and Income Portfolio (Class S) |